UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 8-K

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CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): **March 21, 2006**

VTEX ENERGY, INC.

(Exact name of Registrant as specified in its charter)

Nevada	**000-22661**	**76-0582614**
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

8303 Southwest Freeway, Suite 950
Houston, Texas   **77074**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(713) 773-3284**

Not applicable
(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

[ ]   **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

[ ]   **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

[ ]   **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

[ ]   **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

Item 5.02(a) Resignation of Directors and Principal Executive Officer

Effective March 21, 2006, in order to facilitate the Registrant's contract with U.S. Energy, Inc. and Marathon Capital and the ultimate closing of the transactions contemplated thereby, Grant G. Emms relinquished his duties as Director, President and Chief Executive Officer of the Registrant and R. Desmond McVeigh resigned as a Director of the Registrant. Both were assigned to devote their full time to implementing that transaction. Other than the change in duties, there is no other impact on the employment contracts of Mr. Emms or Mr. McVeigh.

The resignation of Mr. Emms and Mr. McVeigh was not the result of any disagreement with the Registrant on any matter relating to the Registrant's operations, policies or practices.

Item 5.02(b) Appointment of Principal Executive Officer

Effective March 21, 2006, the Registrant's Board of Directors appointed Stephen F. Noser as its President and Chief Executive Officer. Mr. Noser has served as the Registrant's Executive Vice President and General Counsel since July 29, 2005. Prior to such time, Mr. Noser served as the Registrant's President and Chief Executive Officer.

SIGNATURE

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VTEX ENERGY, INC.

Date: March 28, 2006   By: /s/ Randal B. McDonald, Jr.
                                             Randal B. McDonald, Jr.
                                             Chief Financial Officer